Exhibit 99.1

Catalyst Paper announces initial order under CCAA

RICHMOND, BC, Jan. 31, 2012 /CNW/ - Catalyst Paper Corporation (TSX:CTL) announced today that the company and certain of its subsidiaries have obtained an Initial Order from the Supreme Court of British Columbia under the Companies' Creditors Arrangement Act (CCAA).  The terms and conditions of the restructuring plan have not yet been determined by the company.

The company also announced that JP Morgan has agreed to provide debtor-in possession (DIP) financing to Catalyst, which is expected to provide the company with up to approximately $175 million of available capital during the CCAA proceedings.  Advances under the DIP will be available after approval by the Court, which the company expects to obtain on February 3, 2012.  The Initial Order provides the company with access to an amount the company believes is sufficient to fund operations until the Court hearing on February 3, 2012.  The company's operating revenue combined with the proposed DIP financing are expected to provide sufficient liquidity to meet ongoing obligations to employees and suppliers and ensure that normal operations continue during the restructuring process.  Catalyst management will remain responsible for the day-to-day operations of the company.

The company intends to apply for recognition of the Interim Order under chapter 15 of title 11 of the US Code.

The Court granted protection under the CCAA for an initial period expiring on February 14, 2012 to be extended as required and approved by the Court.  While the company and its subsidiaries are under CCAA protection, all proceedings on the part of their creditors are stayed.  The CCAA filing applies to Catalyst, Catalyst Paper General Partnership, Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Pacifica Poplars Ltd., Catalyst Pulp and Paper Sales Inc., Elk Falls Pulp and Paper Limited, Catalyst Paper Energy Holdings Inc., 0606890 B.C. Ltd., Catalyst Paper Recycling Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper Holdings Inc., Pacifica Papers U.S. Inc., Pacifica Poplars Inc., Pacifica Papers Sales Inc., Catalyst Paper (USA) Inc. and The Apache Railway Company.

Catalyst manufactures diverse specialty printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the CCAA proceedings, the operations of the company, liquidity and the ability of the company to meet its obligations are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Marketing & Corporate Responsibility
604-247-4710	604-247-4713

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

CO: Catalyst Paper Corporation

CNW 22:37e 31-JAN-12